Exhibit 21.1
SUBSIDIARIES OF REGISTRANT
Saks Incorporated and Subsidiaries
As of March 30, 2001

Name of Subsidiary	*Organizational Jurisdiction*
1. Cafe SFA - Minneapolis, Inc.	California
2. Carson Pirie Holdings, Inc.	Delaware
3. Carson Pirie Scott Insurance Services, Inc.	Illinois
4. Herberger's Department Stores, LLC	Minnesota
5. Jackson Leasing, LLC	Mississippi
6. McRae's of Alabama, Inc.	Alabama
7. McRae's Stores Partnership	Mississippi
8. McRae's Stores Services, Inc.	Illinois
9. McRae's, Inc.	Mississippi
10. McRIL, LLC	Virginia
11. National Bank of the Great Lakes	United States of America
12. New York City Saks, LLC	New York
13. NorthPark Fixtures, Inc.	Delaware
14. Parisian, Inc.	Alabama
15. PMIN General Partnership	Virginia
16. Saks & Company	New York
17. Saks Credit Corporation	Delaware
18. Saks Direct, Inc.	New York
19. Saks Distribution Centers, Inc.	Illinois
20. Saks Fifth Avenue Distribution Company	Delaware
21. Saks Fifth Avenue Enterprises, Inc.	New York
22. Saks Fifth Avenue Food Corporation	California
23. Saks Fifth Avenue of Texas, Inc.	Delaware
24. Saks Fifth Avenue Texas, L.P.	Delaware
25. Saks Fifth Avenue, Inc.	Massachusetts
26. Saks Holdings, Inc.	Delaware
27. Saks Shipping Company, Inc.	Illinois
28. Saks Transitional Credit Corporation	Delaware
29. Saks Wholesalers, Inc.	Alabama
30. saksfifthavenue.com, inc.	Delaware
31. SCCA, LLC	Virginia
32. SCCA Store Holdings, Inc.	Delaware
33. SCIL, LLC	Virginia
34. SFA Finance Company II	Delaware
35. SFA Holdings, Inc.	Delaware
36. SFA Realty, Inc.	Delaware
37. SFAILA, LLC	Virginia
38. Tex SFA, Inc.	New York
39. The Restaurant at Saks Fifth Avenue Corporation	New York